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EXHIBIT 99.3

Luxottica Group S.p.A.
Headquarters and registered office • via Cantù 2, 20123 Milan, Italy
 Capital Stock € 28,041,100.62
authorized and issued

MANAGEMENT REPORT ON THE CONSOLIDATED FINANCIAL
STATEMENTS AS OF DECEMBER 31, 2011

1.     OPERATING PERFORMANCE FOR THREE MONTHS AND YEAR ENDED DECEMBER 31, 2011

        As a consequence of the positive growth enjoyed throughout all quarters of the year, total net sales for 2011 exceeded Euro 6.2 billion, an unprecedented result for Luxottica, as compared to the previous record of Euro 5.8 billion in 2010 (+7.3 percent at current exchange rates and 9.9 percent at constant exchange rates1).

        The year's operating performance once again confirmed the success of Luxottica's strategy of increasing profitability. Operating income increased 13.3 percent to Euro 807.1 million in 2011 from Euro 712.2 million in 2010. Adjusted EBITDA2 for the full year grew significantly (+9.8 percent compared to 2010) totaling Euro 1,135.9 million. The adjusted EBITDA margin3 increased from the 17.8 percent recorded for 2010 to 18.3 percent in 2011. In the fourth quarter of 2011, adjusted EBITDA2 showed a 16.6 percent increase from the same period of the previous year, to Euro 224.7 million, with an adjusted EBITDA3 margin of 14.9 percent (14.3 percent in the fourth quarter of 2010).

        Growth in adjusted operating income4 for 2011, amounting to Euro 820.9 million, up 12 percent from the figure recorded at the end of 2010. The Group's adjusted operating margin5 therefore increased from 12.6 percent for 2010 to 13.2 percent for 2011. In the fourth quarter of the year, adjusted operating income4 was Euro 139.3 million as compared with Euro 116.6 million recorded for the same period of the previous year (+19.5 percent), with an adjusted operating margin5 up from 8.7 percent to 9.2 percent, thus confirming the effectiveness of the measures taken to improve profitability.

        Operating income of the Wholesale Division in 2011 amounted to Euro 529.1 million (+14.6 percent over 2010), with an operating margin of 21.5 percent (+80 bps as compared with the previous year).

        In 2011, the Retail Division recorded operating income of Euro 436.9 million an increase over 2010 of Euro 12.5 million. Adjusted operating income,4 of Euro 448.7 million, up 5.7 percent from 2010, with an adjusted operating margin5 of 11.9 percent, in line with the previous year.

        Net income attributable to Luxottica Stockholders for the year amounted to Euro 452.3 million, up 7.3 percent from Euro 402.2 million for 2010, corresponding to an Earnings per Share (EPS) of Euro 0.98. Adjusted net income attributable to Luxottica Group Stockholders6 for the year amounted to Euro 455.6 million, up 13.1 percent from Euro 402.7 million for 2010, corresponding to adjusted Earnings per Share (EPS)7 of Euro 0.99. In the fourth quarter of 2011, adjusted net income attributable to Luxottica Group Stockholders6 went from Euro 55.6 million to Euro 72.7 million (+30.8 percent).

          1  We calculate constant exchange rates by applying to the current period the average exchange rates between the Euro and the relevant currencies of the various markets in which we operated during the year ended December 31, 2011. Please refer to the attachment to the notes to the consolidated financial statements as of December 31, 2011, for further details on exchange rates.

          2  For a further discussion of adjusted EBITDA, see page 32—"Non-IAS/IFRS Measures".

          3  For a further discussion of adjusted EBITDA margin, see page 32—"Non-IAS/IFRS Measures".

          4  For a further discussion of adjusted income from operations, see page 32—"Non-IAS/IFRS Measures".

          5  For further discussion of adjusted operating margin, see page 32—"Non-IAS/IFRS Measures".

          6  For a further discussion of adjusted net income attributable to Luxottica Group Stockholders, see page 32—"Non-IAS/IFRS Measures".

          7  For a further discussion of adjusted EPS, see page 32—"Non-IAS/IFRS Measures".

        By carefully controlling working capital, the Group generated strong free cash flow8, reaching approximately Euro 500 million during the year. As a result, net debt as of December 31, 2011 decreased further, falling to Euro 2,032 million (Euro 2,111 million at the end of 2010), and the ratio of net debt to adjusted EBITDA9 was 1.7x, as compared with the 2.0x at the end of 2010. For 2012, a further decrease in financial leverage is expected.

2.     SIGNIFICANT EVENTS DURING 2011

January

        On January 20, 2011, the Group terminated the revolving credit line with Banca Nazionale del Lavoro totaling Euro 150 million. The original maturity date of the credit line was July 13, 2011.

February

        On February 17, 2011, the Group announced that it had entered into agreements pursuant to which the Group subsequently acquired two sunglass specialty retail chains totaling more than 70 stores in Mexico for a total amount of Euro 19.5 million. This transaction marked the Company's entry into the sun retail business in Mexico where the Group already had a solid presence through its Wholesale division. The acquisition was completed in the second quarter of 2011. All the acquired stores were rebranded under the Sunglass Hut brand in 2011.

March

        During the first three months of 2011, we purchased on the Mercato Telematico Azionario ("MTA") 466,204 of our ordinary shares at an average price of Euro 22.45 per share, for a total amount of Euro 10.5 million, pursuant to the stock purchase program approved at the Stockholders' Meeting on October 29, 2009 and launched on November 16, 2009. This stock purchase program expired on April 28, 2011.

April

        At the Stockholders' Meeting on April 28, 2011, the stockholders approved the Statutory Financial Statements as of December 31, 2010, as proposed by the Board of Directors and the distribution of a cash dividend of Euro 0.44 per ordinary share, reflecting a 26 percent year-over-year increase. The aggregate dividend amount of Euro 202.5 million was fully paid in May 2011.

May

        On May 23, 2011, the Group announced that it had entered into an agreement to accelerate the purchases (in 2011), of 60 percent of Multiopticas Internacional S.L. ("Multiopticas Internacional") share capital. The Group already owned a 40 percent stake in Multiopticas Internacional, which itself owned over 470 eyewear stores operating under the Opticas GMO, Econopticas and Sun Planet retail brands in Chile, Peru, Ecuador and Colombia.

        Following the exercise of the call option (which was worth approximately Euro 95 million), the Group's ownership increased to 100 percent of Multiopticas Internacional's share capital.

        Multiopticas Internacional is present in South America with more than 470 stores as follows: 221 in Chile, 141 in Peru, 40 in Ecuador and 77 in Colombia. In 2010 they had total net sales exceeding

          8  For a further discussion of free cash flow, see page 32—"Non-IAS/IFRS Measures".

          9  For a further discussion of net debt and the ratio of net debt to adjusted EBITDA, see page 32—"Non-IAS/IFRS Measures".

Euro 80 million. Over the last four years, Compound Annual Growth Rate (CAGR) of net sales was more than 11 percent.

        Under the terms of the agreement, the Group paid on July 13, 2011, 70 percent of the exercise price, determined on the basis of Multiopticas Internacional's sales and EBITDA values, at the time of the exercise of the call option. The remaining 30 percent of the exercise price was paid in November 2011.

August

        As part of the celebrations marking the Group 50th anniversary of its founding, on August 31, 2011 the Board of Directors of Luxottica Group S.p.A. approved the gifting of free treasury shares to certain employees of the Group. The transaction involved over seven thousand employees for an aggregate amount of 313,575 Group treasury shares.

September

        On September 19, 2011 the Group approved the partial demerger of Luxottica S.r.l., a wholly-owned subsidiary of Luxottica, in favor of Luxottica Group S.p.A. The assets of Luxottica S.r.l. that, in connection with the demerger, were transferred to Luxottica Group S.p.A. are primarily the subsidiary's license contracts and assets related to its distribution activities. Given that Luxottica Group S.p.A. owns 100 percent of the share capital of Luxottica S.r.l., according to the provisions of article n° 2505 of Italian Civil Code and pursuant to the bylaws of the companies involved, the demerger was executed in simplified form and the resolution authorizing the demerger was approved by the Boards of Directors of the two companies. Given that Luxottica is the sole shareholder of Luxottica S.r.l., no shares of Luxottica will be granted in exchange for these assets and no capital increase took place. Furthermore, the corporate purpose of Luxottica was not changed. The demerger is part of a broader project of reorganization of the activities of Luxottica S.r.l., which started in 2007 and is aimed at focusing the business of this company on manufacturing activities. The demerger, was not subject to the Group's Procedure for Operations with Related Parties and was based upon the financial statements as of June 30, 2011 of the two companies. The transaction was effective from January 1, 2012.

November

        Armani Group, global leader in the fashion and luxury industry, and Luxottica announced that a Letter of Intent had been signed which is preliminary to an exclusive license agreement for the design, manufacturing and global distribution of sun and prescription eyewear under the Giorgio Armani, Emporio Armani and A/X brands, beginning January 2013.

        The Letter of Intent, which is not binding, is preliminary to the signing of a 10 year license agreement, will incorporate certain terms based on anticipated market conditions and will be effective as of January 1, 2013. The first collection is expected to be presented during 2013.

December

        Luxottica and Grupo Tecnol Ltda, a leading Brazilian eyewear player, signed an agreement pursuant to which Luxottica will acquire 80 percent of Grupo Tecnol capital. As a result of this acquisition, Luxottica will significantly strengthen its presence in Brazil, a country with significant growth potential. Tecnol's vertically integrated platform will allow Luxottica to increase service levels to customers and its presence in the Brazilian market. Tecnol has a highly efficient production plant, a portfolio comprising both house and licensed brands, strong wholesale distribution activities, an optical retail chain of 90 stores and a central, leading-edge, laboratory.

        On December 15, 2011, Luxottica U.S. Holdings Corp. ("U.S. Holdings"), a direct wholly-owned subsidiary of Luxottica Group S.p.A, closed a private placement of U.S. $350 million of senior unsecured guaranteed notes ("Series I"). Interest on the Series I Notes accrues at 4.35 percent per annum. The Series I Notes mature on December 15, 2021. The Notes contain certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2011.

3.     FINANCIAL RESULTS

        We are a global leader in the design, manufacture and distribution of fashion, luxury and sport eyewear, with net sales reaching Euro 6.2 billion in 2011, approximately 65,000 employees and a strong global presence. We operate in two industry segments: (i) manufacturing and wholesale distribution; and (ii) retail distribution. See note 5 to the Notes to the Consolidated financial statements as of December 31, 2011 for additional disclosures about our operating segments. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of house and designer lines of mid- to premium-priced prescription frames and sunglasses. We operate our retail distribution segment principally through our retail brands, which include, among others, LensCrafters, Sunglass Hut, Pearle Vision, OPSM, Laubman & Pank, Bright Eyes, Oakley "O" Stores and Vaults, David Clulow, Multiopticas and our Licensed Brands (Sears Optical and Target Optical).

        As a result of our numerous acquisitions over the years and the subsequent expansion of our business activities in the United States through these acquisitions, our results of operations, which are reported in Euro, are susceptible to currency rate fluctuations between the Euro and the U.S. dollar. The Euro/U.S. dollar exchange rate has fluctuated from an average exchange rate of Euro 1.00 = U.S. $1.3257 in 2010 to Euro 1.00 = U.S. $1.3920 in 2011. Our results of operations are susceptible to currency fluctuations between the Euro and the Australian dollar through our large retail presence in that country. Additionally, we incur part of our manufacturing costs in Chinese Yuan; therefore, the fluctuation of the Chinese Yuan relative to other currencies in which we receive revenues could impact the demand for our products or our profitability as reported in the Group's consolidated financial reports. However, in 2011, the fluctuation of the Chinese Yuan did not significantly affect demand for products or decrease the Group's reported profitability. Although the Group engages in certain foreign currency hedging activities to mitigate the impact of these fluctuations, they have impacted our reported revenues and expenses during the periods discussed herein.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

In accordance with IAS/IFRS

	Years ended December 31,

Values in thousands of Euro	2011	% of net sales	2010	% of net sales

Net sales	6,222,483	100.0%	5,798,035	100.0%
Cost of sales	2,168,065	34.8%	1,990,205	34.3%

Gross profit	4,054,419	65.2%	3,807,831	65.7%

Selling	1,994,979	32.1%	1,896,521	32.7%
Royalties	106,322	1.7%	99,606	1.7%
Advertising	408,483	6.6%	371,852	6.4%
General and administrative	734,495	11.9%	727,693	12.6%
Total operating expenses	3,247,278	52.2%	3,095,672	53.4%

Income from operations	807,140	13.0%	712,159	12.3%

Other income/(expense)
Interest income	12,472	0.2%	8,494	0.1%
Interest expense	(121,067)	(1.9)%	(106,987)	(1.8)%
Other—net	(3,273)	(0.1)%	(8,130)	(0.1)%

Income before provision for income taxes	695,273	11.2%	605,535	10.4%

Provision for income taxes	(236,972)	(3.8)%	(218,219)	(3.8)%

Net income from continuing operations	458,300	7.4%	387,315	6.7%

Discontinued operations	—	—	19,944	0.3%

Net income	458,300	7.4%	407,258	7.0%

Attributable to
—Luxottica Group stockholders	452,343	7.3%	402,187	6.9%
—non-controlling interests	5,957	0.1%	5,072	0.1%

NET INCOME	458,300	7.4%	407,258	7.0%

        During the year ended at December 31, 2011, the Group recorded the following items characterized as extraordinary or non-recurring in its financial results: (i) an extraordinary gain of approximately Euro 19.0 million related to the acquisition of the initial 40% stake in Multiopticas Internacional; (ii) non-recurring costs related to Luxottica's 50th anniversary celebrations of approximately Euro 12.0 million; (iii) non-recurring restructuring and start-up costs in the Retail distribution segment of approximately Euro 11.2 million; and (iv) non-recurring impairment loss related to the reorganization of the Australian business of approximately Euro 9.6 million.

        The following table sets forth the non-recurring income and expense items discussed above as allocated among the appropriate line items of the Group's Consolidated Statement of Income:

	Selling	Advertising	General and administrative

Extraordinary gain related to the acquisition of the initial 40% stake in Multiopticas Internacional			(19.0)
Non-recurring costs related to Luxottica's 50th anniversary celebrations		5.7	6.3
Non-recurring restructuring and start-up costs in the Retail distribution segment	2.9		8.3
Non-recurring impairment loss related to the reorganization of the Australian business			9.6

        During the year ended December 31, 2010, the Group recorded the following items characterized as extraordinary or non-recurring in its financial results: (i) an impairment charge totaling approximately Euro 20 million on the goodwill allocated to the Asia/Pacific retail segment, and (ii) the release of a provision for taxes of approximately Euro 20 million related to the sales of the Things Remembered retail business in 2006.

        The income from operations, EBITDA and net income attributable to the Luxottica Group stockholders adjusted to exclude the above non-recurring items would be as follows:

Adjusted Measures10

	2011	% of Net Sales	2010	% of Net Sales	% Change

Adjusted income from Operations	820,863	13.2%	732,590	12.6%	12.0%
Adjusted EBITDA	1,135,852	18.3%	1,034,220	17.8%	9.8%
Adjusted Net Income attributable to Luxottica Group Stockholders	455,613	7.3%	402,675	6.9%	13.1%

        Net Sales.    Net sales increased by Euro 424.5 million, or 7.3 percent, to Euro 6,222.5 million in 2011 from Euro 5,798.0 million in 2010. Euro 219.9 million of such increase was attributable to the increased sales in the manufacturing and wholesale distribution segment in 2011 as compared to 2010 and to increased sales in the retail distribution segment of Euro 204.5 million for the same period.

        Net sales for the retail distribution segment increased by Euro 204.5 million, or 5.7 percent, to Euro 3,766.1 million in 2011, from Euro 3,561.6 million in 2010. The increase in net sales for the period was partially attributable to a 5.5 percent improvement in comparable store sales11. In particular, we saw a 5.4 percent increase in comparable store sales for the North American retail operations, and a 4.0 percent increase in comparable store sales for the Australian/New Zealand retail operations. The effects from currency fluctuations between the Euro, which is our reporting currency, and other currencies in which we conduct business, in particular the weakness of the U.S. dollar, despite the strengthening of the Australian dollar compared to the Euro, decreased net sales in the retail distribution segment by Euro 120.7 million.

          10  Adjusted measures are not in accordance with IAS/IFRS. For a further discussion of adjusted measures, see page 32—"Non-IAS/IFRS Measures".

          11  Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period in the same geographic area, and applies to both periods the average exchange rate for the prior period.

        Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 219.9 million, or 9.8 percent, to Euro 2,456.3 million in 2011 from Euro 2,236.4 million in 2010. This increase was mainly attributable to increased sales of most of our house brands, in particular Ray-Ban, Oakley and Persol, and of some designer brands such as Tiffany, Ralph Lauren and Burberry. These sales volume increases occurred in most of the geographic markets in which the Group operates. These positive effects were partially impacted by currency fluctuations, in particular a weakness of the U.S. dollar and despite a strengthening of Australian dollar and other minor currencies, including but not limited to the Brazilian Real, and the Japanese Yen, which combined still decreased net sales to third parties in the manufacturing and wholesale distribution segment by Euro 30.4 million.

        In 2011, net sales in the retail distribution segment accounted for approximately 60.5 percent of total net sales, as compared to approximately 61.4 percent of total net sales in 2010.

        In 2011 and 2010, net sales in our retail distribution segment in the United States and Canada comprised 79.9 percent of our total net sales in this segment. In U.S. dollars, retail net sales in the United States and Canada increased by 7.4 percent to U.S. $4,188.4 million in 2011, from U.S. $3,900.3 million in 2010, due to sales volume increases. During 2011, net sales in the retail distribution segment in the rest of the world (excluding the United States and Canada) comprised 20.1 percent of our total net sales in the retail distribution segment and increased by 22.2 percent to Euro 757.2 million in 2011, from Euro 619.6 million, or 17.4 percent of our total net sales in the retail distribution segment in 2010, mainly due to increase in consumer demand.

        In 2011, net sales to third parties in our manufacturing and wholesale distribution segment in Europe were Euro 1,128.9 million, comprising 46.0 percent of our total net sales in this segment, compared to Euro 1,059.9 million, or 47.4 percent of total net sales in the segment in 2010. The increase in net sales in Europe of Euro 69.0 million in 2011 as compared to 2010 constituted a 6.5 percent increase in net sales to third parties, due to a general increase in consumer demand. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were U.S. $830.1 million and comprised 24.3 percent of our total net sales in this segment in 2011, compared to U.S. $715.8 million, or 24.1 percent of total net sales in the segment in 2010. The increase in net sales in the United States and Canada in 2011 compared to 2010, was primarily due to a general increase in consumer demand. In 2011, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world were Euro 731.1 million, comprising 29.8 percent of our total net sales in this segment, compared to Euro 636.5 million, or 28.5 percent of our net sales in this segment in 2010. The increase of Euro 94.5 million, or 14.8 percent, in 2011 as compared to 2010, was due to an increase in consumer demand.

        Cost of Sales.    Cost of sales increased by Euro 177.9 million, or 8.9 percent, to Euro 2,168.1 million in 2011 from Euro 1,990.2 million in 2010, essentially in line with the increase of net sales in the period. As a percentage of net sales, cost of sales was at 34.8 percent and 34.3 percent in 2011 and 2010, respectively. In 2011, the average number of frames produced daily in our facilities increased to approximately 263,300 as compared to approximately 235,000 in 2010, which was attributable to increased production in all manufacturing facilities in response to an overall increase in demand.

        Gross Profit.    Our gross profit increased by Euro 246.6 million, or 6.5 percent, to Euro 4,054.4 million in 2011 from Euro 3,807.8 million in 2010. As a percentage of net sales, gross profit was at 65.2 percent and 65.7 percent in 2011 and 2010, respectively, due to the factors noted above.

        Operating Expenses.    Total operating expenses increased by Euro 151.6 million, or 4.9 percent, to Euro 3,247.3 million in 2011 from Euro 3,095.7 million in 2010, in line with the increase of net sales in the period. As a percentage of net sales, operating expenses decreased to 52.2 percent in 2011 from 53.4 percent in 2010. Total adjusted operating expenses, excluding the above mentioned non-recurring items, increased by Euro 158.3 million, or 5.1 percent, to Euro 3,233.6 million in 2011 from Euro 3,075.2 million in 2010, but as a percentage of net sales, adjusted operating expenses decreased to 52.0 percent in 2011 from 53.0 percent in 2010.

        Selling and advertising expenses (including royalty expenses) increased by Euro 141.8 million, or 6.0 percent, to Euro 2,509.8 million in 2011 from Euro 2,368.0 million in 2010. Selling expenses increased by Euro 98.5 million, or 5.2 percent. Advertising expenses increased by Euro 36.6 million, or 9.9 percent. Royalties increased by Euro 6.7 million, or 6.7 percent. As a percentage of net sales, selling and advertising expenses decreased to 40.3 percent in 2011, compared to 40.8 percent in 2010, mainly due to the increase in net sales in relation to the fixed portion of selling expenses, such as occupancy costs.

        Adjusted selling and advertising expenses (including royalty expenses), excluding the above mentioned non-recurring items, increased by Euro 133.2 million, or 5.6 percent, to Euro 2,501.2 million in 2011 from Euro 2,368.0 million in 2010. Adjusted selling expenses increased by Euro 95.6 million, or 5.0 percent. Adjusted advertising expenses increased by Euro 30.9 million, or 8.3 percent. As a percentage of net sales, adjusted selling and advertising expenses decreased to 40.2 percent in 2011, compared to 40.8 percent in 2010.

        General and administrative expenses, including intangible asset amortization, increased by Euro 9.8 million, or 1.3 percent, to Euro 737.5 million in 2011 as compared to Euro 727.7 million in 2010. As a percentage of net sales, general and administrative expenses decreased to 11.9 percent in 2011, compared to 12.6 percent in 2010.

        Adjusted general and administrative expenses, including intangible asset amortization, and excluding the above mentioned non-recurring items increased by Euro 25.1 million, or 3.5 percent, to Euro 732.3 million in 2011 as compared to Euro 707.3 million in 2010. As a percentage of net sales, adjusted general and administrative expenses adjusted for the non-recurring items mentioned above decreased to 11.8 percent in 2011, compared to 12.2 percent in 2010.

        Income from Operations.    For the reasons described above, income from operations increased by Euro 95.0 million, or 13.3 percent, to Euro 807.1 million in 2011 from Euro 712.2 million in 2010. As a percentage of net sales, income from operations increased to 13.0 percent in 2011 from 12.3 percent in 2010. Adjusted income from operations increased by Euro 88.3 million, or 12.0 percent, to Euro 820.9 million in 2011 from Euro 732.6 million in 2010. As a percentage of net sales, adjusted income from operations increased to 13.2 percent in 2011 from 12.6 percent in 2010.

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (111.9) million in 2011 as compared to Euro (106.6) million in 2010. Net interest expense was Euro 108.6 million in 2011 as compared to Euro 98.5 million in 2010.

        Net Income.    Income before taxes increased by Euro 89.7 million, or 14.8 percent, to Euro 695.3 million in 2011, from Euro 605.5 million in 2011. As a percentage of net sales, income before taxes increased to 11.2 percent in 2011, from 10.4 percent in the same period of 2010. Net income attributable to non-controlling interests increased to Euro 6.0 million in 2011 as compared to Euro 5.1 million in 2010. Discontinued operations were Euro 19.9 million in 2010 and related to certain contingent liabilities originally recorded as part of the sale of our Things Remembered retail business in 2006, which expired. Our effective tax rate was 34.1 percent and 36.0 percent in 2011 and 2010, respectively. Adjusted income before taxes12 increased by Euro 83.0 million, or 13.3 percent, to Euro 709.0 million in 2011, from Euro 626.0 million in 2010. As a percentage of net sales, adjusted income before taxes increased to 11.4 percent in 2011, from 10.8 percent in the same period of 2010.

          12  For a further discussion on adjusted income before taxes, see page 32—"Non-IAS/IFRS Measures".

        Net income attributable to Luxottica Group stockholders increased by Euro 50.2 million, or 12.5 percent, to Euro 452.3 million in 2011, from Euro 402.2 million in 2010. Net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 7.3 percent in 2011, from 6.9 percent in 2010. Adjusted net income attributable to Luxottica Group stockholders increased by Euro 52.9 million, or 13.1 percent, to Euro 455.6 million in 2011, from Euro 402.7 million in 2010. Adjusted net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 7.3 percent in 2011, from 6.9 percent in 2010.

        Basic earnings per share from continuing operations were Euro 0.98 in 2011 as compared to Euro 0.83 in 2010. Basic earnings per share were Euro 0.98 in 2011 as compared to Euro 0.88 in 2010. Diluted earnings per share from continuing operations were Euro 0.98 in 2011 as compared to Euro 0.83 in 2010. Diluted earnings per share were Euro 0.98 in 2011 as compared to Euro 0.87 in 2010.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2011 AND 2010

In accordance with IAS/IFRS

	Three months ended December 31,

Values in thousands of Euro	2011	% of net sales	2010	% of net sales

Net sales	1,509,030	100.0%	1,346,492	100.0%
Cost of sales	546,281	36.2%	460,810	34.2%

Gross profit	962,748	63.8%	885,682	65.8%

Selling	509,192	33.7%	468,728	34.8%
Royalties	26,200	1.7%	25,094	1.9%
Advertising	101,712	6.7%	85,397	6.3%
General and administrative	197,276	13.1%	210,316	15.6%
Total operating expenses	834,379	55.3%	789,536	58.6%

Income from operations	128,370	8.5%	96,147	7.1%

Other income/(expense)
Interest income	2,079	0.1%	2,669	0.2%
Interest expense	(31,258)	(2.1)%	(28,487)	(2.1)%
Other—net	2,674	0.2%	(2,258)	(0.2)%

Income before provision for income taxes	101,864	6.8%	68,071	5.1%

Provision for income taxes	(36,762)	(2.4)%	(32,017)	(2.4)%

Net income from continuing operations	65,102	4.3%	36,053	2.7%

Discontinued operations			19,944	1.5%

Net income	65,102	4.3%	55,997	4.2%

Attributable to
—Luxottica Group stockholders	64,380	4.3%	55,110	4.1%
—non-controlling interests	722	0.0%	887	0.1%

NET INCOME	65,102	4.3%	55,997	4.2%

        During the quarter ended December 31, 2011, the Group recorded the following items characterized as extraordinary or non-recurring in its financial results: (i) the reduction, by approximately Euro 1.9 million, of the extraordinary gain related to the acquisition of the initial 40% stake in Multiopticas Internacional; (ii) the reduction, by approximately Euro 0.9 million, of the non-recurring restructuring and start-up costs in the Retail distribution segment; and (iii) non-recurring impairment loss related to the reorganization of the Australian business of approximately Euro 9.6 million.

        The following table sets forth the non-recurring income and expense items discussed above as allocated among the appropriate line items of the Group's Consolidated Statement of Income:

	Selling	Advertising	General and administrative

Extraordinary gain related to the acquisition of the initial 40% stake in Multiopticas Internacional			1.9
Non-recurring restructuring and start-up costs in the Retail distribution segment	(0.4)		(0.5)
Non-recurring impairment loss related to the reorganization of the Australian business			9.6

        During the quarter ended December 31, 2010, the Group recorded the following items characterized as extraordinary or non-recurring in its financial results: (i) an impairment charge totaling approximately Euro 20 million on the goodwill allocated to the Asia/Pacific retail segment, and (ii) the release of a provision for taxes of approximately Euro 20 million related to the sales of the Things Remembered retail business in 2006.

        The income from operations, EBITDA and net income attributable to the Luxottica Group stockholders adjusted to exclude the above non-recurring items would be as follows:

Adjusted Measures[13]	4Q 2011	% of Net Sales	4Q 2010	% of Net Sales	% Change

Adjusted income from Operations	139,259	9.2%	116,578	8.7%	19.5%
Adjusted EBITDA	224,747	14.9%	192,766	14.3%	16.6%
Adjusted Net Income attributable to Luxottica Group Stockholders	72,701	4.8%	55,599	4.1%	30.8%

        Net Sales.    Net sales increased by Euro 162.5 million, or 12.1 percent, to Euro 1,509.0 million during the three-month period ended December 31, 2011, from Euro 1,346.5 million in the same period of 2010. Euro 42.7 million of such increase was attributable to the increased sales in the manufacturing and wholesale distribution segment during the three-month period ended December 31, 2011 as compared to the same period in 2010 and to the increase in net sales in the retail distribution segment of Euro 119.9 million for the same period.

        Net sales for the retail distribution segment increased by Euro 119.9 million, or 14.4 percent, to Euro 952.9 million during the three-month period ended December 31, 2011, from Euro 833.0 million in the same period in 2010. The increase in net sales for the period was partially attributable to an approximately 6.5 percent improvement in comparable store sales. In particular, we saw a 5.7 percent increase in comparable store sales for the North American retail operations, and a 9.0 percent increase in comparable store sales for the Australian/New Zealand retail operations. The positive effects from currency fluctuations between the Euro, which is our reporting currency, and other currencies in which we conduct business, in particular the strengthening of the U.S. dollar and the Australian dollar compared to the Euro, increased net sales in the retail distribution segment by Euro 14.3 million.

        Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 42.7 million, or 8.3 percent, to Euro 556.2 million during the three-month period ended December 31, 2011, from Euro 513.5 million in the same period in 2010. This increase was mainly attributable to increased sales of most of our house brands, in particular Ray-Ban, Oakley and Persol, and of some designer brands such as Tiffany, Burberry and MiuMiu. These sales volume increases

          13  Adjusted measures are not in accordance with IAS/IFRS. For a further discussion of adjusted measures, see page 32—"Non-IAS/IFRS Measures".

occurred in most of the geographic markets in which the Group operates. These positive effects were partially impacted by negative currency fluctuations, in particular weaknesses of the Brazilian Real and Turkish Lira, despite a strengthening of the U.S. dollar and Australian dollar compared to the Euro, which decreased net sales to third parties in the manufacturing and wholesale distribution segment by Euro 2.0 million.

        During the three-month period ended December 31, 2011, net sales in the retail distribution segment accounted for approximately 63.1 percent of total net sales as compared to approximately 61.9 percent of total net sales for the same period in 2010. This increase in sales for the retail distribution segment as a percentage of total net sales in the three-month period ended December 31, 2011 was primarily attributable to a 14.4 percent increase in net sales in the retail distribution segment as compared to the same period of 2010, which exceeded an increase of 8.3 percent in our manufacturing and wholesale distribution segment as compared to the same period of 2010.

        During the three-month period ended December 31, 2011, net sales in our retail distribution segment in the United States and Canada comprised 76.6 percent of our total net sales in this segment as compared to 80.3 percent of our total net sales in the same period of 2010. In U.S. dollars, retail net sales in the United States and Canada increased by 7.7 percent to U.S. $983.2 million during the three-month period ended December 31, 2011, from U.S. $912.7 million for the same period in 2010, due to sales volume increases. During the three-month period ended December 31, 2011, net sales in the retail distribution segment in the rest of the world (excluding the United States and Canada) comprised 23.3 percent of our total net sales in the retail distribution segment and increased by 36.0 percent to Euro 222.8 million during the three-month period ended December 31, 2011, from Euro 163.7 million, or 19.7 percent, for the same period in 2010, mainly due to an increase in consumer demand.

        During the three-month period ended December 31, 2011, net sales to third parties in our manufacturing and wholesale distribution segment in Europe were Euro 227.9 million, comprising 41.0 percent of our total net sales in this segment, compared to Euro 221.7 million, or 43.2 percent of total net sales in the segment, in the same period in 2010. The increase in net sales in Europe of Euro 6.2 million, or 2.8 percent, during the three-month period ended December 31, 2011, compared to the same period of 2010, was primarily due to a general increase in consumer demand. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were U.S. $183.2 million and comprised 24.5 percent of our total net sales in this segment during the three-month period ended December 31, 2011, compared to U.S. $157.1 million, or 22.4 percent of total net sales in the segment, in the same period of 2010. The increase in net sales in the United States and Canada of U.S. $26.1 million, or 16.6 percent, during the three-month period ended December 31, 2011, compared to the same period of 2010, was primarily due to a general increase in consumer demand. During the three-month period ended December 31, 2011, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world were Euro 191.8 million, comprising 34.5 percent of our total net sales in this segment, compared to Euro 176.8 million in the same period of 2010, or 34.4 percent of our net sales in this segment, which increase was primarily due to a general increase in consumer demand.

        Cost of Sales.    Cost of sales increased by Euro 85.5 million, or 18.5 percent, to Euro 546.3 million during the three-month period ended December 31, 2011, from Euro 460.8 million in the same period of 2010. As a percentage of net sales, cost of sales increased to 36.2 percent during the three-month period ended December 31, 2011 as compared to 34.2 percent in the same period of 2010. During the three-month period ended December 31, 2011, the average number of frames produced daily in our facilities increased to approximately 246,400 as compared to 228,200 in the same period of 2010, which was attributable to increased production in all manufacturing facilities in response to an overall increase in demand.

        Gross Profit.    Our gross profit increased by Euro 77.1 million, or 8.7 percent, to Euro 962.7 million during the three-month period ended December 31, 2011, from Euro 885.7 million in the same period of 2010, due to the factors noted above. As a percentage of net sales, gross profit decreased to 63.8 percent during the three-month period ended December 31, 2011, from 65.8 percent in the same period of 2010.

        Operating Expenses.    Total operating expenses increased by Euro 44.8 million, or 5.7 percent, to Euro 834.4 million during the three-month period ended December 31, 2011, from Euro 789.5 million in the same period of 2010, in line with the increase in net sales during the period. As a percentage of net sales, operating expenses decreased to 55.3 percent during the three-month period ended December 31, 2011, from 58.6 percent in the same period of 2010. Total operating expenses, excluding the above mentioned non-recurring items, increased by Euro 54.4 million, or 7.1 percent, to Euro 823.5 million during the three-month period ended December 31, 2011 from Euro 769.1 million in the same period of 2010. As a percentage of net sales adjusted operating expenses decreased to 54.6 percent as compared to 57.1 percent in the same period of 2010.

        Selling and advertising expenses (including royalty expenses) increased by Euro 57.9 million, or 10.0 percent, to Euro 637.1 million during the three-month period ended December 31, 2011, from Euro 579.2 million in the same period of 2010. Selling expenses increased by Euro 40.5 million, or 8.6 percent. Advertising expenses increased by Euro 16.3 million, or 19.1 percent. Royalties increased by Euro 1.1 million, or 4.4 percent. As a percentage of net sales, selling and advertising expenses were at 42.2 percent during the three-month period ended December 31, 2011, compared to 43.0 percent for the same period of 2010.

        Selling and advertising expenses (including royalty expenses), excluding the above mentioned non-recurring items, increased by Euro 62.0 million, or 10.7 percent, to Euro 641.2 million in the three month period ended December 31, 2011 from Euro 579.2 million in the same period of 2010. Adjusted selling expenses increased by Euro 44.6 million, or 9.5 percent. As a percentage of net sales, adjusted selling and advertising expenses decreased to 42.5 percent in the three month period ended December 31, 2011, compared to 43.0 percent in the same period of 2010.

        General and administrative expenses, including intangible asset amortization, decreased to Euro 197.3 million during the three-month period ended December 31, 2011, compared to Euro 210.3 million in the same period of 2010. As a percentage of net sales, general and administrative expenses decreased from 15.6 percent in the three month period ended December 31, 2010 to 13.1 percent in the same period of 2011.

        General and administrative expenses, including intangible asset amortization, and excluding the above mentioned non-recurring items decreased by Euro 7.6 million, or 4.0 percent, to Euro 182.3 million in the three month period ended December 31, 2011 as compared to Euro 189.9 million in the same period of 2010. As a percentage of net sales, general and administrative expenses decreased to 12.1 percent in the three month period ended December 31, 2011, compared to 14.1 percent in the same period of 2010.

        Income from Operations.    For the reasons described above, income from operations increased by Euro 32.2 million, or 33.5 percent, to Euro 128.4 million during the three-month period ended December 31, 2011, from Euro 96.1 million in the same period of 2010. As a percentage of net sales, income from operations increased to 8.5 percent during the three-month period ended December 31, 2011, from 7.1 percent in the same period of 2010. Adjusted income from operations increased by Euro 22.7 million, or 19.5 percent, to Euro 139.3 million during the three-month period ended December 31, 2011, from Euro 116.6 million in the same period of 2010. As a percentage of net sales, income from operations increased to 9.2 percent during the three-month period ended December 31, 2011, from 8.7 percent in the same period of 2010.

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (26.5) million during the three-month period ended December 31, 2011, compared to Euro (28.1) million in the same period of 2010. Net interest expense increased to Euro 29.2 million during the three-month period ended December 31, 2011, compared to Euro 25.8 million in the same period of 2010.

        Net Income.    Income before taxes increased by Euro 33.8 million, or 49.6 percent, to Euro 101.9 million during the three-month period ended December 31, 2011, from Euro 68.1 million in the same period of 2010, for the reasons described above. As a percentage of net sales, income before taxes increased to 6.8 percent during the three-month period ended December 31, 2011, from 5.1 percent in the same period of 2010. Net income attributable to non-controlling interests decreased to Euro 0.7 million during the three-month period ended December 31, 2011, compared to Euro 0.9 million in the same period of 2010. Discontinued operations were Euro 19.9 million in 2010 and related to certain contingent liabilities originally recorded as part of the sale of our Things Remembered retail business in 2006, which expired. Our effective tax rate was 36.1 percent during the three-month period ended December 31, 2011, compared to 47.0 percent in the same period of 2010. Adjusted income before taxes increased by Euro 24.3 million, or 27.4 percent, to Euro 112.8 million during the three-month period ended December 31, 2011, from Euro 88.5 million in the same period of 2010. As a percentage of net sales, income before taxes increased to 7.5 percent during the three-month period ended December 31, 2011, from 6.6 percent in the same period of 2010.

        Net income attributable to Luxottica Group stockholders increased by Euro 9.3 million, or 16.8 percent, to Euro 64.4 million during the three-month period ended December 31, 2011, from Euro 55.1 million in the same period of 2010. Net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 4.3 percent during the three-month period ended December 31, 2011, from 4.1 percent in the same period of 2010. Adjusted net income attributable to Luxottica Group stockholders increased by Euro 17.1 million, or 30.8 percent, to Euro 72.7 million during the three-month period ended December 31, 2011, from Euro 55.6 million in the same period of 2010. Adjusted net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 4.8 percent during the three-month period ended December 31, 2011, from 4.1 percent in the same period of 2010.

        Basic and diluted earnings per share from continuing operations were Euro 0.14 during the three-month period ended December 31, 2011 as compared to Euro 0.08 in the same period of 2010. Basic and diluted earnings per share were Euro 0.14 during the three-month period ended December 31, 2011, compared to Euro 0.12 in the same period of 2010.

OUR CASH FLOWS

        The following table sets forth for the periods indicated certain items included in our statements of consolidated cash flows:

		As of December 31, 2011	As of December 31, 2010
		(thousands of Euro)

A)	Cash and cash equivalents at the beginning of the period	679,852	380,081
B)	Cash provided by operating activities	820,896	831,633
C)	Cash used in investing activities	(459,881)	(367,283)
D)	Cash used in financing activities	(175,018)	(167,700)
	Change in bank overdrafts	11,173	(18,563)
	Effect of exchange rate changes on cash and cash equivalents	28,078	21,684
E)	Net change in cash and cash equivalents	225,248	299,771

F)	Cash and cash equivalents at the end of the period	905,100	679,852

        Operating activities.    The Company's net cash provided by operating activities was Euro 820.9 million, and Euro 831.6 million for 2011 and 2010.

        Depreciation and amortization were Euro 323.9 million in 2011 as compared to Euro 322.1 million in 2010.

        Non-cash stock-based compensation expense was Euro 44.5 million in 2011 as compared to Euro 32.9 million in 2010. The increase in 2011 as compared to 2010 is mainly due to (i) expenses related to the new stock option plans granted in 2011 for approximately Euro 5.4 million and (ii) the granting of free treasury shares to certain employees of the Group as part of the celebrations related to the Group's 50th anniversary of its founding, which lead to a non-recurring cost of approximately Euro 6.3 million (for further details on this one-time special grant please refer to note 24 to the Consolidated Financial Statements as of December 31, 2011).

        The change in accounts receivable was Euro (36.0) million in 2011 as compared to Euro (1.6) million in 2010. This change in 2011 as compared to 2010 was primarily due to an increase in sales volume in 2011 as compared to 2010 and to the increase in receivables as a result of the growth of certain businesses in the North America Retail Division in 2011. The inventory change was Euro (30.5) million in 2011 as compared to Euro (36.5) million in 2010. The change in 2011 as compared to 2010 was mainly due to increased production in our manufacturing facilities. The change in accounts payable was Euro 51.1 million in 2011 as compared to Euro 86.7 million in 2010. The change in 2011 as compared to 2010 was mainly due to better payment terms with the vendors in 2009, which continued to show their positive effects in 2010 and 2011 as well. The change in prepaid/accrued expenses and other was Euro 17.8 million in 2011 as compared to Euro (21.1) million in 2010. The change in 2011 as compared to 2010 was mainly due to the liabilities determined by the growth of certain businesses in the North America Retail Division and to the increase of the liabilities to employees for salaries and bonus to be paid in 2012. The change in income taxes payable was Euro (20.0) million in 2011 as compared to Euro 32.5 million in 2010. The change in 2011 as compared to 2010 was primarily attributable to the timing of our tax payments in the different jurisdictions in which the Group operates.

        Investing Activities.    The Company's net cash used in investing activities was Euro (459.9) and Euro (367.3) million in 2011 and 2010, respectively. In 2011 the cash used in investing activities primarily consisted of (i) Euro (228.6) million in capital expenditures, (ii) the acquisition of intangible assets for the improvement of the Group IT structure for Euro (107.6), (iii) the acquisition of 60 percent of Multiopticas Internacional for Euro (89.8) million; (iv) the acquisition of two retail chains in Mexico for Euro (19.0) million; (v) the acquisition of a retail chain in Australia for Euro (6.5) million and (vi) other minor acquisitions for Euro (8.3) million. The main investment activities in 2010 were related to (i) Euro (230.4) million in capital expenditures, (ii) the purchase of the remaining non-controlling interests in Luxottica Turkey for Euro (61.8) million, (iii) the purchase of the remaining non-controlling interests in Sunglass Hut UK for Euro (32.4) million, (iv) minor acquisitions for Euro (13.1) million and (v) the payment of the second installment of the purchase price for the acquisition of a 40 percent investment in Multiopticas Internacional for Euro (20.7).

        Financing activities.    The Company's net cash provided by/(used in) financing activities was Euro (175.0) million and Euro (167.7) million in 2011 and 2010, respectively. Cash used in financing activities in 2011 mainly related to proceeds of Euro 250.6 million from long-term debt borrowings, the repayment of maturing outstanding debt for Euro (230.4) million and aggregate dividend payments to stockholders of Euro (206.6) million Cash used in financing activities in 2010 mainly related to proceeds of Euro 881.7 million from long-term debt borrowings, the repayment of maturing outstanding debt for Euro (930.4) million and aggregate dividend payments to stockholders of Euro (169.8) million

OUR CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

In accordance with IAS/IFRS

	December 31, 2011	December 31, 2010
	(thousands of Euro)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	905,100	679,852
Accounts receivable—net	714,033	655,892
Inventories—net	649,506	590,036
Other assets	230,850	226,759

Total current assets	2,499,489	2,152,539
NON CURRENT ASSETS:
Property, plant and equipment—net	1,169,066	1,096,204
Goodwill	3,090,563	2,890,397
Intangible assets—net	1,350,921	1,287,933
Investments	8,754	54,083
Other assets	147,625	148,125
Deferred tax assets	377,739	364,299

Total non-current assets	6,144,667	5,841,040

TOTAL ASSETS	8,644,156	7,993,579

	December 31, 2011	December 31, 2010

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	193,834	158,648
Current portion of long-term debt	498,295	197,566
Accounts payable	608,327	537,742
Income taxes payable	39,859	60,067
Other liabilities	632,932	549,280

Total current liabilities	1,973,247	1,503,303
NON-CURRENT LIABILITIES:
Long-term debt	2,244,583	2,435,071
Liability for termination indemnity	45,286	45,363
Deferred tax liabilities	456,375	429,848
Other liabilities	299,545	310,590

Total non-current liabilities	3,045,789	3,220,872
STOCKHOLDERS' EQUITY:
Luxottica Group stockholders' equity	3,612,928	3,256,375
Non-controlling interests	12,192	13,029

Total stockholders' equity	3,625,120	3,269,404

TOTAL LIABILITIES AND STOCKHOLDERS'EQUITY	8,644,156	7,993,579

        As of December 31, 2011, total assets increased by Euro 650.6 million to Euro 8,644.2 million, compared to Euro 7,993.6 million as of December 31, 2010.

        In 2011, non-current assets increased by Euro 303.6 million, due to increases in net intangible assets including goodwill of Euro 263.2 million, property, plant and equipment—net of Euro 72.9 million, deferred tax assets of Euro 13.4 million. The above increase was offset by the decrease in investments of Euro 45.3 million and other assets of Euro 0.5 million.

        The increase in net intangible assets (including goodwill) was primarily due to (i) the acquisition of new businesses in the period for Euro 164.3 million, (ii) to the additions of the period for Euro 107.6 million, especially related to software, (iii) to the positive effects of foreign currency fluctuations of Euro 106.4 million, partially offset by the amortization for the period of Euro 127.9 million.

        The increase in property, plant and equipment was primarily due to positive currency fluctuation effects of Euro 24.8 million, to the additions during the period of Euro 254.2 million (inclusive of approximately Euro 25.6 million related to capital leases and approximately Euro 25 million related to the acquisition of a new building) and to the acquisition of new businesses for Euro 20.1 million, partially offset by depreciation of Euro 196.0 million for the period.

        During 2011 the Group reclassified Euro 132.9 million of certain capitalized software costs into intangible assets—net which were previously presented within property, plant and equipment—net, in order to enhance the presentation of our consolidated financial position. For further details on the reclassification please refer to note 10 to the Consolidated Financial Statements as of December 31, 2011.

        As of December 31, 2011, as compared to December 31, 2010:

  •
  Accounts receivable increased by Euro 58.1 million mainly due to the increase in net sales during 2011, partially offset by the improvement in days sales outstanding;

  •
  Inventory increased by Euro 59.5 million, mainly due to currency fluctuation effects as well as increased production mainly in the Group's manufacturing facilities during 2011 and to the currency fluctuation effect.

        Our net financial position as of December 31, 2011 and December 31, 2010 was as follows:

(thousands of Euro)	December 31, 2011	December 31, 2010

Cash and cash equivalents	905,100	679,852
Short-term borrowings	(193,834)	(158,648)
Current portion of long-term debt	(498,295)	(197,566)
Long-term debt	(2,234,583)	(2,435,071)

Total	(2,031,612)	(2,111,433)

        Short-term borrowings consist of short-term uncommitted credit lines, most of which are overdrafts and short-term revolving lines obtained by various Group companies.

        As of December 31, 2011, we, together with our wholly-owned Italian subsidiary Luxottica S.r.l., had credit lines aggregating Euro 431.8 million. The interest rate is a floating rate of EURIBOR plus a margin on average of approximately 0.65 percent. At December 31, 2011, these credit lines were utilized for Euro 0.5 million.

        As of December 31, 2011, our wholly-owned subsidiary Luxottica U.S. Holdings maintained unsecured lines of credit with an aggregate maximum availability of Euro 119.8 million (U.S. $155.0 million). The interest rate is a floating rate and is approximately USD LIBOR plus 80 basis points. At December 31, 2011, there were no outstanding borrowings on these credit lines (related to guarantees of letters of credit).

4.     CAPITAL EXPENDITURES

        Capital expenditures amounted to Euro 358.3 million in 2011(14) and Euro 230.5 million in 2010, analyzed as follows (in millions of Euro):

Operating segment	2011	2010

Manufacturing and wholesale distribution	153.2	98.8
Retail distribution	205,1	131.7
Group total	358.3	230.5

        Capital expenditures in the manufacturing and wholesale distribution segment were primarily in Italy (Euro 78.9 million in 2011 and Euro 51.9 million in 2010), in China (Euro 24.5 million in 2011 and Euro 11.1 million in 2010) and in North America (Euro 41.1 million in 2011 and Euro 30.0 million in 2010). The overall increase in capital expenditures in 2011 as compared to 2010 is related to the routine technology upgrades to the manufacturing structure and to the roll-out of a new IT platform, which was originally introduced in 2009.

        Capital expenditures in the retail distribution segment were primarily in North America (Euro 167.2 million in 2011 and Euro 99.3 million in 2010) and Australia and China (Euro 28.7 million in 2011 and Euro 24.9 million in 2010) and related, for both 2011 and 2010, to the opening of new stores, the remodeling of older stores whose leases were extended during the year, and to projects for upgrading the management information system.

        The intangible assets of Euro 4,441.5 million reported in the financial statements primarily reflect the Group's investment in goodwill and trademarks as a result of acquisitions over the years.

        Amortization recognized in the statement of consolidated income came to Euro 323.9 million in 2011 as compared to Euro 322.1 million in 2010.

5.     HUMAN RESOURCES

Group headcount

        The Luxottica Group had 65,611 employees as of December 31, 2011, of which 66.7 percent were in the Retail segment, 11.7 percent were in the Wholesale segment and 21.2 percent were in Operations. Central Corporate services represents 0.4 percent of the Group's total workforce.

        In terms of geographical distribution, North America has 59.1 percent of the total workforce, Europe 15.1 percent, Asia-Pacific 20.5 percent, Latin America 4.3 percent and the rest of the world 1.0 percent.

Operating segment	Headcount

Retail	43,744
Wholesale	7,679
Operations	13,910
Corporate Services	278

Total	65,611

          14  Capital expenditures in 2011 include (i) the acquisition of a building for approximately Euro 25 million (for further details please see note 28 to the Notes to the Consolidated Financial Statements as of December 31, 2011) and capital leases of the retail division of Euro 25.6 million. Capital expenditures excluding the above mentioned additions were Euro 307.5 million.

Geographical area	Headcount

Europe	9,642
North America	38,776
Asia-Pacific	13,478
Latin America	2,844
Middle East & South Africa	593
Corporate Services	278

Total	65,611

Organizational development

        The results achieved in 2011 reflect Luxottica's continued deep commitment to developing distinctive capabilities and to adopting innovative organizational solutions throughout the value chain.

Wholesale

        During the year the Wholesale Division further strengthened its local, regional and central organizations. In particular, the organizations dedicated to emerging markets and shared commercial planning and customer management services received special attention and added new experienced members to its ranks.

        In December 2011, Luxottica finalized the acquisition of Grupo Tecnol in Brazil. The integration of the two organizations has started immediately and will give Luxottica the opportunity to strengthen its leadership in a market which, following the acquisition of Tecnol, will become one of the top five countries by sales within the division.

Retail

        The Sun and Optical retail sales networks saw further global expansion during 2011.Management focused on developing the store networks in South and Central America and to integrating them into the Group's distribution platforms. As for the Optical Retail network, the acquisition of Multiopticas International, a significant player in Chile, Colombia, Ecuador and Peru, was finalized in the first half of 2011, and teams started to work immediately to identify operational synergies between the countries and to develop local manufacturing capacity for ophthalmic lenses.

        As for the Sun Retail business, Latin America also saw Luxottica acquire two major local chains in Mexico (Stanza and High Tech), which have been swiftly integrated into the general retail distribution organization. This acquisition, along with the opening of stores in Brazil, represent the Company's first steps to grow the Sunglass Hut brand by establishing a wide presence in this region which the Company believes has a significant potential.

Operations

        During 2011 the Operations Department continued to develop the manufacturing and distribution organization and dedicated resources to its continuous improvement, with a particular focus on the following areas:

  •
  Improvement of the production allocation and planning processes

  •
  Reduction of the time required to develop, manufacture and distribute new collections

  •
  Continuous improvement of product and process quality

  •
  Strengthening of internal buying skills

  •
  Anti-counterfeiting measures

        The Operations Department also launched the Lean System on a worldwide basis which will allow the industrial organization to achieve further levels of excellence in terms of quality, speed, flexibility and productivity.

        Lastly, in 2011 the "zero accidents" system operating in all the Group's locations produced a further reduction in workplace accidents with the industrial complex of Agordo achieving a record of 1,000 consecutive accident-free days.

Corporate Services

        During 2011 certain key business support functions were rationalized including Information Systems, Financial Control, Shared Administration Services, Tax Planning, Corporate and Legal Affairs and Treasury. Efficiencies in these support areas were primarily achieved as a result of their integration on a global scale and the creation of a head office position in charge of Central Corporate Functions.

        The Business Development, Human Resources and Risk Management and Compliance functions benefited from important professional investments during the year.

        Lastly, 2011 saw the launch of the "Zero Waste" program aimed at promoting initiatives to reduce the environmental cost of manufacturing and distribution activities.

Management and development of human resources

        Once again in 2011 the Group sought to improve its unique "value proposition", making Luxottica a great place to work with the ability for individuals to realize many differing expectations and aspirations.

        With the aim of developing clear and effective communication channels and constant dialogue with its employees, during the year Luxottica launched "Your Voice", an internal satisfaction survey involving all 65,000 employees. The exceptional level of survey participation (87% of employees) provides an extra incentive to carefully assess the responses and define and communicate improvement plans early.

        In 2011, Succession and Potential Evaluation Plans were integrated globally with a significant improvement in the ability to meet the organization's needs internally by providing qualified employees opportunities for development and promotion even outside the areas of initial placement.

        The first edition of the "Delphi" 360° assessment program was concluded in 2011. More than 700 managers were offered the opportunity to receive detailed feedback on their leadership style and these 360 assessments will serve as a basis to define individual plans focused on improving the leadership and management of the resources and organizations under their respective responsibilities.

        During the year cooperation was stepped up with leading universities and business schools in the emerging countries of particular interest to Luxottica (China, India, Brazil) with the intent of promoting the uniqueness of the career opportunities offered and attracting top-potential young graduates.

        Lastly, once again in 2011 Luxottica was a protagonist in the Italian industrial relations arena, particularly thanks to a series of labor agreements that have opened up an ability for greater creativity in the areas of non-monetary remuneration, organizational flexibility, working hours, and employee participation in quality and productivity improvements. The virtuous relationship between the organization and its employees had its most significant moment in the award of free shares to Italian employees as part of Luxottica's 50th anniversary celebrations.

        Numerous accolades have been received from the media and institutions in recognition of Luxottica's role as a benchmark organization in the management and development of human capital.

6.     CORPORATE GOVERNANCE

        Information about ownership structure and corporate governance is contained in a specific document forming an integral part of the annual financial report.

7.     PERSONAL DATA PROTECTION DOCUMENT

        The Company is completing the update of its personal data protection document within the legal term established by Italian Legislative Decree 196/2003.

8.     SALE AND PURCHASE OF TREASURY SHARES

        During 2003, the subsidiary U.S. Holdings purchased 4,523,086 shares of Luxottica Group S.p.A. as part of an authorized buy-back program. This followed the purchase of 1,911,700 such shares in 2002. The shares were subsequently transferred to the subsidiary Arnette Optic Illusions Inc. which held a total of 6,434,786 shares in Luxottica Group S.p.A. as of December 31, 2008.

        During 2009, the Company purchased treasury shares under buy-back programs authorized at Stockholders' Meetings on May 13, 2008 ("2008 Program") and on October 29, 2009 ("2009 Program"), with the purpose of ensuring efficient management of capital and of executing the "Performance Shares Plan." Under the 2008 Program, completed on November 13, 2009, the Company purchased a total of 1,325,916 shares on the Milan Stock Exchange's Mercato Telematico Azionario (MTA) at an average unit price of Euro 17.13 for an aggregate amount of Euro 22,714,251.

        Under the 2009 Program, started on November 16, 2009, the Company purchased in the period up to December 31, 2010 a total of 4,710,454 shares (of which 1,352,154 were purchased in 2009) on the MTA at an average unit price of Euro 19.07 for an aggregate amount of Euro 89,816,864.

        In parallel, as of December 31, 2010 the U.S. subsidiary Arnette Optic Illusions, Inc. sold a total of 6,434,786 treasury shares on the MTA at an average unit price of Euro 18.88 for an aggregate amount of Euro 121,506,814.

        Under the same 2009 Program, the Company purchased in 2011 on the Milan Stock Exchange's Mercato Telematico Azionario (MTA) an aggregate amount of 466,204 shares at an average price of Euro 22.45 for an aggregate amount of Euro 10,467,358.89. This stock purchase program expired on April 28, 2011.

9.     RELATED PARTY TRANSACTIONS

        Our related party transactions are neither atypical nor unusual and occur in the ordinary course of our business. Management believes that these transactions are fair to the Company. For further details regarding the related party transactions, please refer to note 28 to the Consolidated Financial Statements as of December 31, 2011.

10.  PRINCIPAL RISKS AND UNCERTAINTIES TO WHICH THE GROUP IS EXPOSED

        Future operating results and financial condition of the Group may be affected by various factors, including those set forth below.

Risks Relating to our Industry and General Economic Conditions

a)
If current economic conditions continue to deteriorate, demand for products of the Group will be adversely impacted, access to credit will be reduced and customers and others with which the Group does business will suffer financial hardship, all of which could reduce sales and in turn adversely impact its business, results of operations, financial condition and cash flows.

        Operations and performance of the Group depend significantly on worldwide economic conditions. Uncertainty about current global economic conditions poses a risk to its business because consumers and businesses may continue to postpone spending in response to tighter credit markets, unemployment, negative financial news and/or declines in income or asset values, which could have a material adverse effect on demand for its products and services. Discretionary spending is affected by many factors, including general business conditions, inflation, interest rates, consumer debt levels, unemployment rates, availability of consumer credit, conditions in the real estate and mortgage markets, currency exchange rates and other matters that influence consumer confidence. Many of these factors are outside its control. Purchases of discretionary items could decline during periods in which disposable income is lower or prices have increased in response to rising costs or in periods of actual or perceived unfavorable economic conditions. If this occurs or if unfavorable economic conditions continue to challenge the consumer environment, its business, results of operations, financial condition and cash flows could be materially adversely affected.

        In the event of renewed financial turmoil affecting the banking system and financial markets, additional consolidation of the financial services industry or significant failure of financial services institutions, there could be a new or incremental tightening of the credit markets, decreased liquidity and extreme volatility in fixed income, credit, currency and equity markets. In addition, the credit crisis could continue to have material adverse effects on business of the Group, including the inability of customers of its wholesale distribution business to obtain credit to finance purchases of its products, restructurings, bankruptcies, liquidations and other unfavorable events for the Group's consumers, customers, vendors, suppliers, logistics providers, other service providers and the financial institutions that are counterparties to its credit facilities and other derivative transactions. The likelihood that such third parties will be unable to overcome such unfavorable financial difficulties may increase. If the third parties on which the Group relies for goods and services or the Group's wholesale customers are unable to overcome financial difficulties resulting from the deterioration of worldwide economic conditions or if the counterparties to its credit facilities or its derivative transactions do not perform their obligations, the Group's business, results of operations, financial condition and cash flows could be materially adversely affected.

b)
If business of the Group suffers due to changing local conditions, its profitability and future growth may be affected.

        The Group currently operates worldwide and has begun to expand its operations in many countries, including certain developing countries in Asia, South America and Africa. Therefore, Group is subject to various risks inherent in conducting business internationally, including the following:

  •
  exposure to local economic and political conditions;

  •
  export and import restrictions;

  •
  currency exchange rate fluctuations and currency controls;

  •
  cash repatriation restrictions;

  •
  application of the Foreign Corrupt Practices Act and similar laws;

  •
  difficulty in enforcing intellectual property and contract rights;

  •
  disruptions of capital and trading markets;

  •
  accounts receivable collection and longer payment cycles;

  •
  potential hostilities and changes in diplomatic and trade relationships;

  •
  legal or regulatory requirements;

  •
  withholding and other taxes on remittances and other payments by subsidiaries;

  •
  investment restrictions or requirements; and

  •
  local content laws requiring that certain products contain a specified minimum percentage of domestically produced components.

        The likelihood of such occurrences and their potential effect on the Group vary from country to country and are unpredictable, but any such occurrence may result in the loss of sales or increased costs of doing business and may have a material adverse effect on business, results of operations, financial condition and prospects of the Group.

c)
If vision correction alternatives to prescription eyeglasses become more widely available, or consumer preferences for such alternatives increase, profitability of the Group could suffer through a reduction of sales of its prescription eyewear products, including lenses and accessories.

        Business of the Group could be negatively impacted by the availability and acceptance of vision correction alternatives to prescription eyeglasses, such as contact lenses and refractive optical surgery. According to industry estimates, over 39 million people wear contact lenses in the United States, and the disposable contact lens market is the fastest growing segment of the lens subsector. In addition, the use of refractive optical surgery has grown in the United States since it was approved by the U.S. Food and Drug Administration in 1995.

        Increased use of vision correction alternatives could result in decreased use of prescription eyewear products of the Group, including a reduction of sales of lenses and accessories sold in Group retail outlets, which could have a material adverse impact on its business, results of operations, financial condition and prospects.

d)
Unforeseen or catastrophic losses not covered by insurance could materially adversely affect the Group's results of operations and financial condition.

        For certain risks, the Group does not maintain insurance coverage because of cost and/or availability. Because the Group retains some portion of its insurable risks, and in some cases self-insure completely, unforeseen or catastrophic losses in excess of insured limits could materially adversely affect its results of operations and financial condition.

Risks Relating to Group Business and Operations

e)
If the Group is unable to successfully introduce new products and develop its brands, its future sales and operating performance may suffer.

        The mid- and premium-price categories of the prescription frame and sunglasses markets in which the Group competes are particularly vulnerable to changes in fashion trends and consumer preferences. The Group's historical success is attributable, in part, to its introduction of innovative products which are perceived to represent an improvement over products otherwise available in the market and its ability to develop its brands, especially its Ray Ban and Oakley house brands. Group future success will depend on its continued ability to develop and introduce such innovative products and continued success in building its brands. If the Group is unable to continue to do so, its future sales could decline, inventory levels could rise, leading to additional costs for storage and potential write-downs relating to the value of excess inventory, and there could be a negative impact on production costs since fixed costs would represent a larger portion of total production costs due to the decline in quantities produced, which could materially adversely affect its results of operations.

f)
If the Group is not successful in completing and integrating strategic acquisitions to expand or complement its business, its future profitability and growth could be at risk.

        As part of its growth strategy, the Group has made, and may continue to make, strategic business acquisitions to expand or complement its business. Its acquisition activities, however, can be disrupted by overtures from competitors for the targeted candidates, governmental regulation and rapid developments in its industry. The Group may face additional risks and uncertainties following an acquisition, including (i) difficulty in integrating the newly-acquired business and operations in an efficient and effective manner, (ii) inability to achieve strategic objectives, cost savings and other benefits from the acquisition, (iii) the lack of success by the acquired business in its markets, (iv) the loss of key employees of the acquired business, (v) a decrease in the focus of senior management on its operations, (vi) difficulty integrating human resources systems, operating systems, inventory management systems and assortment planning systems of the acquired business with its systems, (vii) the cultural differences between the Group's organization and that of the acquired business and (viii) liabilities that were not known at the time of acquisition or the need to address tax or accounting issues.

        If the Group fails to timely recognize or address these matters or to devote adequate resources to them, the Group may fail to achieve its growth strategy or otherwise realize the intended benefits of any acquisition. Even if the Group is able to integrate its business operations successfully, the integration may not result in the realization of the full benefits of synergies, cost savings, innovation and operational efficiencies that may be possible from the integration or in the achievement of such benefits within the forecasted period of time.

g)
If the Group is unable to achieve and manage growth, operating margins may be reduced as a result of decreased efficiency of distribution.

        In order to achieve and manage its growth effectively, the Group is required to increase and streamline production and implement manufacturing efficiencies where possible, while maintaining strict quality control and the ability to deliver products to its customers in a timely and efficient manner. Group must also continuously develop new product designs and features, expand its information systems and operations, and train and manage an increasing number of management level and other employees. If the Group is unable to manage these matters effectively, its distribution process could be adversely affected and the Group could lose market share in affected regions, which could materially adversely affect its business prospects.

h)
If the Group does not correctly predict future economic conditions and changes in consumer preferences, its sales of premium products and profitability could suffer.

        The fashion and consumer products industries in which the Group operates are cyclical. Downturns in general economic conditions or uncertainties regarding future economic prospects, which affect consumer disposable income, have historically adversely affected consumer spending habits in its principal markets and thus made the growth in sales and profitability of premium-priced product categories difficult during such downturns. Therefore, future economic downturns or uncertainties could have a material adverse effect on its business, results of operations and financial condition, including sales of designer and other premium brands.

        The industry is also subject to rapidly changing consumer preferences and future sales may suffer if the fashion and consumer products industries do not continue to grow or if consumer preferences shift away from its products. Changes in fashion could also affect the popularity and, therefore, the value of the fashion licenses granted to the Group by designers. Any event or circumstance resulting in reduced market acceptance of one or more of these designers could reduce its sales and the value of its models from that designer. Unanticipated shifts in consumer preferences may also result in excess inventory and underutilized manufacturing capacity. In addition, the Group's success depends, in large part, on its ability to anticipate and react to changing fashion trends in a timely manner. Any sustained failure to identify and respond to such trends could materially adversely affect its business, results of operations and financial condition and may result in the write-down of excess inventory and idle manufacturing facilities.

i)
If the Group does not continue to negotiate and maintain favorable license arrangements, its sales or cost of sales could suffer.

        The Group has entered into license agreements that enable it to manufacture and distribute prescription frames and sunglasses under certain designer names, including Chanel, Prada, Miu Miu, Dolce & Gabbana, D&G, Bvlgari, Tiffany & Co., Versace, Burberry, Polo Ralph Lauren, Donna Karan, DKNY, Paul Smith Spectacles, Brooks Brothers, Anne Klein, Stella McCartney, Tory Burch and Coach. These license agreements typically have terms of between three and ten years and may contain options for renewal for additional periods and require us to make guaranteed and contingent royalty payments to the licensor. The Group believes that its ability to maintain and negotiate favorable license agreements with leading designers in the fashion and luxury goods industries is essential to the branding of its products and, therefore, material to the success of its business. For the years ended December 31, 2011 and 2010, the sales realized through the Prada and Miu Miu brand names together represented approximately 4.0% and 4.2% of total sales, respectively. For the years ended December 31, 2011 and 2010, the sales realized through the Dolce & Gabbana and D&G brand names together represented approximately 3.1% and 3.5% of total sales, respectively. Accordingly, if the Group is unable to negotiate and maintain satisfactory license arrangements with leading designers, its growth prospects and financial results could materially suffer from a reduction in sales or an increase in advertising costs and royalty payments to designers.

j)
As the Group operates in a complex international environment, if new laws, regulations or policies of governmental organizations, or changes to existing ones, occur and cannot be managed efficiently, the results could have a negative impact on its operations, its ability to compete or its future financial results.

        Compliance with U.S. and foreign laws and regulations that apply to its international operations increases its costs of doing business, including cost of compliance, in certain jurisdictions, and such costs may rise in the future as a result of changes in these laws and regulations or in their interpretation or enforcement. The Group has implemented policies and procedures designed to facilitate compliance with these laws and regulations, but there can be no assurance that Group's employees, contractors or agents will not violate such laws and regulations or its policies. Any such violations could individually, or in the aggregate, materially adversely affect its financial condition or operating results.

        Additionally, as a U.S. government contractor through its Oakley and Eye Safety Systems subsidiaries, the Group must comply with, and is affected by, U.S. laws and regulations related to its government business. These laws and regulations, including requirements to obtain applicable governmental approvals, clearances and certain export licenses, may impose additional costs and risks on the Group's business. The Group also may become subject to audits, reviews and investigations of its compliance with these laws and regulations.

k)
If the Group is unable to protect its proprietary rights, its sales might suffer, and Group may incur significant costs to defend such rights.

        The Group relies on trade secret, unfair competition, trade dress, trademark, patent and copyright laws to protect its rights to certain aspects of its products and services, including product designs, proprietary manufacturing processes and technologies, product research and concepts and recognized trademarks, all of which the Group believes are important to the success of its products and services and its competitive position. However, pending trademark or patent applications may not in all instances result in the issuance of a registered trademark or patent, and trademarks or patents granted may not be effective in thwarting competition or be held valid if subsequently challenged. In addition, the actions the Group takes to protect its proprietary rights may be inadequate to prevent imitation of its products and services.

        Its proprietary information could become known to competitors, and the Group may not be able to meaningfully protect its rights to proprietary information. Furthermore, other companies may independently develop substantially equivalent or better products or services that do not infringe on its intellectual property rights or could assert rights in, and ownership of, its proprietary rights. Moreover, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States or of the member states of the European Union.

        Consistent with the Group's strategy of vigorously defending its intellectual property rights, the Group devotes substantial resources to the enforcement of patents issued and trademarks granted to it, to the protection of its trade secrets or other intellectual property rights and to the determination of the scope or validity of the proprietary rights of others that might be asserted against it. However, if the level of potentially infringing activities by others were to increase substantially, the Group might have to significantly increase the resources that it devotes to protecting its rights. From time to time, third parties may assert patent, copyright, trademark or similar rights against intellectual property that is important to the Group's business. The resolution or compromise of any litigation or other legal process to enforce such alleged third party rights, regardless of its merit or resolution, could be costly and divert the efforts and attention of the Group's management. The Group may not prevail in any such litigation or other legal process or the Group may compromise or settle such claims because of the complex technical issues and inherent uncertainties in intellectual property disputes and the significant expense in defending such claims. An adverse determination in any dispute involving its proprietary rights could, among other things, (i) require the Group to grant licenses to, or obtain licenses from, third parties, (ii) prevent the Group from manufacturing or selling its products, (iii) require us to discontinue the use of a particular patent, trademark, copyright or trade secret or (iv) subject the Group to substantial liability. Any of these possibilities could have a material adverse effect on the Group's business by reducing its future sales or causing the Group to incur significant costs to defend its rights.

l)
If the Group is unable to maintain its current operating relationship with host stores of its Licensed Brands division, Group could suffer a loss in sales and possible impairment of certain intangible assets.

        The Group's sales depend in part on its relationships with the host stores that allow it to operate its Licensed Brands division, including Sears Optical and Target Optical. The Group leases and licenses with Sears Optical are terminable upon short notice. If the Group's relationship with Sears Optical or Target Optical were to end, the Group would suffer a loss of sales and the possible impairment of certain intangible assets. This could have a material adverse effect on the Group's business, results of operations, financial condition and prospects.

m)
If the Group fails to maintain an efficient distribution network in its highly competitive markets, its business, results of operations and financial condition could suffer.

        The mid- and premium-price categories of the prescription frame and sunglasses markets in which Group operates are highly competitive. The Group believes that, in addition to successfully introducing new products, responding to changes in the market environment and maintaining superior production capabilities, its ability to remain competitive is highly dependent on its success in maintaining an efficient distribution network. If the Group is unable to maintain an efficient distribution network its sales may decline due to the inability to timely deliver products to customers and its profitability may decline due to an increase in its per unit distribution costs in the affected regions, which may have a material adverse impact on its business, results of operations and financial condition.

n)
If the Group was to become subject to adverse judgments or determinations in legal proceedings to which the Group is, or may become, a party, its future profitability could suffer through a reduction of sales or increased costs and damage to its reputation due to its failure to adequately communicate the impact of such proceedings or their outcome to the investor and business communities.

        The Group is currently a party to certain legal proceedings as described in its consolidated financial statement as of December 31, 2011. In addition, in the ordinary course of its business, the Group becomes involved in various other claims, lawsuits, investigations and governmental and administrative proceedings, some of which are or may be significant. Adverse judgments or determinations in one or more of these proceedings could require the Group to change the way it does business or use substantial resources in adhering to the settlements and could have a material adverse effect on its business, including, among other consequences, by significantly increasing the costs required to operate its business.

        Ineffective communications during or after these proceedings could amplify the negative effects, if any, of these proceedings on its reputation and may result in negative market reaction in the trading of its securities.

o)
Changes in the Group tax rates or exposure to additional tax liabilities could affect its future results.

        Group is subject to taxes in Italy, the United States and numerous other foreign jurisdictions. Its future effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, or changes in tax laws or their interpretation. Any of these changes could have a material adverse effect on the Group's profitability. The Group also is regularly subject to the examination of its income tax returns by the U.S. Internal Revenue Service, the Italian tax authority as well as the governing tax authorities in other countries where it operates. The Group routinely assesses the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of its provision for taxes. Currently, some of the Group's companies are under examination by the tax authorities in the United States, Italy and other jurisdictions. There can be no assurance that the outcomes of the current ongoing examinations and possible future examinations will not materially adversely affect its business, results of operations, financial condition and prospects.

p)
If there is a material failure, inadequacy, interruption or security failure of its information technology systems, whether owned by the Group or outsourced or managed by third parties, this may result in remediation costs, reduced sales due to an inability to properly process information, and increased costs of operating business of the Group.

        The Group relies on information technology systems both managed and outsourced to third parties, across its operations, including for management of its supply chain, point-of-sale processing in its stores and various other processes and transactions. The Group's ability to effectively manage its business and coordinate the production, distribution and sale of its products depends on, among other things, the reliability and capacity of these systems. The failure of these systems to operate effectively, network disruptions, problems with transitioning to upgraded or replacement systems, or a breach in data security of these systems could cause delays in product supply and sales, reduced efficiency of its operations, unintentional disclosure of customer or other confidential information of the Company, or damage to its reputation, and potentially significant capital investments could be required to remediate the problem, which could have a material adverse effect on the Group's results of operations.

q)
If the Group records a write-down for inventories or other assets that are obsolete or exceed anticipated demand or net realizable value, such charges could have a material adverse effect on its results of operations.

        Group records a write-down for product and component inventories that have become obsolete or exceed anticipated demand or net realizable value. The Group reviews its long-lived assets for impairment whenever events or changed circumstances indicate that the carrying amount of an asset may not be recoverable, and the Group determines whether valuation allowances are needed against other assets, including, but not limited to, accounts receivable. If the Group determines that impairments or other events have occurred that lead the Group to believe it will not fully realize these assets, Group records a write-down or a valuation allowance equal to the amount by which the carrying value of the assets exceeds their fair market value. Although the Group believes its inventory and other asset-related provisions are currently adequate, no assurance can be made that, given the rapid and unpredictable pace of product obsolescence for fashion eyewear, the Group will not incur additional inventory or asset-related charges, which charges could have a material adverse effect on its results of operations.

r)
Leonardo Del Vecchio, the Group chairman and principal stockholder, controls 66.8% of Group voting power and is in a position to affect the Group's ongoing operations, corporate transactions and any matters submitted to a vote of the Group's stockholders, including the election of directors and a change in corporate control.

        As of January 31, 2012, Mr. Leonardo Del Vecchio, the Chairman of the Group's Board of Directors, through the company Delfin S.à r.l., has voting rights over 312,533,339 Ordinary Shares, or 66.8% of the outstanding Ordinary Shares. As a result, Mr. Del Vecchio has the ability to exert significant influence over the corporate affairs of the Group and to control the outcome of virtually all matters submitted to a vote of its stockholders, including the election of its directors, the amendment of its Articles of Association or By-laws, and the approval of mergers, consolidations and other significant corporate transactions.

        Mr. Del Vecchio's interests may conflict with or differ from the interests of the Group's other stockholders. In situations involving a conflict of interest between Mr. Del Vecchio and its other stockholders, Mr. Del Vecchio may exercise his control in a manner that would benefit himself to the potential detriment of other stockholders. Mr. Del Vecchio's significant ownership interest could delay, prevent or cause a change in control of the Group, any of which may be adverse to the interests of the Group's other stockholders.

s)
If the Group procedures designed to comply with Section 404 of the Sarbanes-Oxley Act of 2002 cause the Group to identify material weaknesses in its internal control over financial reporting, the trading price of its securities may be adversely impacted.

        The management of the Group evaluated its internal control over financial reporting, as required under Section 404 of the U.S. Sarbanes-Oxley Act of 2002, as amended. There are inherent limitations on the effectiveness of internal controls, including collusion, management override and failure of human judgment. In addition, control procedures are designed to reduce, rather than eliminate, business risks. As a consequence of the systems and procedures the Group has implemented to comply with these requirements, the Group may uncover circumstances that it determines, with the assistance of its independent auditors, to be material weaknesses, or that otherwise result in disclosable conditions. Any identified material weaknesses in its internal control structure may involve significant effort and expense to remediate, and any disclosure of such material weaknesses or other disclosable conditions may result in a negative market reaction to securities of the Group.

Financial Risks

t)
If the Euro or the Chinese Yuan strengthens relative to certain other currencies or if the U.S. or Australian dollar weakens relative to the Euro, the Group's profitability as a consolidated group could suffer.

        The Group's principal manufacturing facilities are located in Italy. The Group also maintains manufacturing facilities in China, India and the United States as well as sales and distribution facilities throughout the world. As a result, its results of operations could be materially adversely affected by foreign exchange rate fluctuations in two principal areas:

  •
  The Group incurs most of its manufacturing costs in Euro and in Chinese Yuan, and receives a significant part of its revenues in other currencies such as the U.S. dollar and the Australian dollar. Therefore, a strengthening of the Euro or the Chinese Yuan relative to other currencies in which the Group receives revenues could negatively impact the demand for its products or decrease its profitability in consolidation, adversely affecting its business and results of operations; and

  •
  A substantial portion of its assets, liabilities, revenues and costs are denominated in various currencies other than Euro, with most of its revenues and operating expenses being denominated in U.S. dollars. As a result, its operating results, which are reported in Euro, are affected by currency exchange rate fluctuations, particularly between the U.S. dollar and the Euro.

        As its international operations grow, future changes in the exchange rate of the Euro against the U.S. dollar and other currencies may negatively impact its reported results, although the Group has in place policies designed to manage such risk.

u)
If economic conditions around the world continue to worsen, the Group may experience an increase in its exposure to credit risk on its accounts receivable which may result in increased costs due to additional reserves for doubtful accounts, and a reduction in sales to customers experiencing credit-related issues.

        A substantial majority of the Group's outstanding trade receivables are not covered by collateral or credit insurance. While the Group has procedures to monitor and limit exposure to credit risk on its trade and non-trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses, which could have a material adverse effect on its results of operations.

11.  2012 OUTLOOK

        In 2012, Luxottica will develop its action plans guided by three main principles: Grow, Simplify and Connect.

Grow

        Luxottica aims at continuing its growth throughout 2012 in all the main geographic areas where the Group operates. In particular, Luxottica expects to achieve especially significant results in the following regions strategically important to the Group:

  –
  In the emerging markets, Luxottica estimates for 2012 a Wholesale Division net sales increase between 25% and 30%, and a comparable store sale increase for the Retail Division between 17% and 22%;

  –
  In North America, comparable store sales of the Retail Division are expected to grow between 5% and 7% in 2012, and net sales of the Wholesale Division by more than 15%; and

  –
  In Western Europe, Group's net sales are expected to increase between 4% and 6% in 2012.

        Emerging markets are expected to represent a formidable driving force for both Luxottica Divisions during 2012. Emerging market countries in which Luxottica presently operates currently represent about 22% of net sales for the Wholesale Division and recorded about 20% growth in 2011. Luxottica also forecasts that in 2012 the Group will continue this development trend as a result of the investments it has made in this area of its business including the recently completed acquisition of Tecnol, a leading eyewear operator in Brazil. Largely as a result of the actions taken to date, Luxottica expects that net sales in emerging markets could represent approximately 30% of the Wholesale Division's net sales in 2015. The Wholesale Division's global presence will drive Luxottica's ability to exploit the best opportunities wherever they appear.

        Additionally, Luxottica's plans for growth in the emerging markets are based on the continued roll-out of Sunglass Hut stores in this area, performance of the newly acquired GMO chain (since 2011) in Latin America and continued excellent results from China. In particular, Latin America represents an area with significant potential, where the Group can benefit from the synergies that are expected to occur between Tecnol and GMO.

        Following the excellent results achieved in North America over the past two years, Luxottica aims to continue the balanced growth of both Divisions in this particularly strategic region for the Group.

        During 2012, LensCrafters will further strengthen its role as a point of reference in the North American eyewear market. The innovative technologies introduced by the Group, such as the digital vision measurement system Accufit, will allow LensCrafters to provide enhanced levels of accuracy and precision and further improve the quality of service delivered to customers.

        The Wholesale Division expects continued growth in sales of premium and luxury brands and this, coupled with the consistently outstanding services offered, will allow the Wholesale Division to further establish itself in the North American market. Adding to the Wholesale Division's expected success in 2012 is the highly successful launch of the first Coach eyewear collections, which has delivered extremely positive results during the first two months of 2012.

Simplify

        Over the next few years, approximately 2 billion new consumers will enter the market, bringing with them a broader range of great opportunities for Luxottica, but, at the same time, also making the market more uncertain. Simplicity and speed, and the ability to adapt and evolve rapidly have always been fundamental features of Luxottica. These traits, along with a determination to exploit opportunities when they arise, will represent the keys to success in 2012.

        As a result of the successful implementation of Luxottica's business strategy, 2011 was a profitable year for the Retail Division in Australia, with comparable store sales5 increasing by approximately 10% in the fourth quarter of 2011. During 2012, Luxottica aims to further strengthen the market position of OPSM, the main eyewear chain in the region, through a plan that foresees 50 new points of sale in the next 24 months, expenditures of over 40 million Australian dollars for OPSM retail store expansion, implementation of new technologies, and marketing and reorganization of the other Group retail chains in the region. Once these action plans are implemented, the Retail Division is expected to grow in the region between 8% and 12% in 2012.

Connect

        The ability to develop closer and longer lasting relationships with customers and consumers along with an ability to tell comprehensive stories about the many brands in our portfolio will increasingly become critical factors driving the Group's continued success.

        In the past few years, Sunglass Hut, the leading global "sun" specialty retail chain, has proven exceptional at exhibiting such qualities. In 2011, the overall comparable store sales5 grew by 8.7% worldwide, achieving the best performance in the brand's history. Luxottica expects that the success of Sunglass Hut is likely to continue throughout 2012, as a result of growth in the so-called "sun belt" countries (geographic areas with a high number of sunny days per year and highly inclined to consumerism), including Europe, and by exploiting existing opportunities in the "travel retail" and "department stores" channel.

        Sunglass Hut is on a trajectory of worldwide expansion as a direct result of investments made in Mexico, ongoing business activities in Brazil and China and build-out of the brand in India. As a result, the number of Sunglass Hut stores is targeted to reach the 4,000 mark by 2015.

        2012 will be a particularly important year for Oakley, after six consecutive years of double-digit growth, a trend that is expected to continue into 2012. Oakley has succeeded in building exceptional relationships with top athletes in a variety of sports and will benefit from enhanced exposure at the London Olympics where it is also a sponsor.

        Further benefits will also arise from the expansion of the OCP program (Oakley Custom Program), a key driver of business growth, creating opportunities for Oakley's entire digital platform. Investments in India, China, Brazil and Europe will also continue and sales in these areas are expected to grow significantly, owing to stronger investments in style and technology for the optical segment.

12.  SUBSEQUENT EVENTS

        On January 20, 2012, the Company successfully completed the acquisition of 80 percent of share capital of the Brazilian entity "Grupo Tecnol Ltd". The remaining 20 percent will be acquired starting from 2013 and in the four following years. The Group will purchase in each of the above mentioned years

5 percent of Grupo Tecnol share capital. The consideration paid for the 80 percent was approximately 143.7 million Brazilian Real. The acquisition furthers the Company's strategy of continued expansion of its wholesale business in Latin America. The Company uses various methods to calculate the fair value of the assets acquired and the liabilities assumed. The purchase price allocation was not completed at the date these Consolidated Financial Statements were authorized for issue.

        Luxottica communicated the compliance plan in connection with the transaction pursuant to the provisions of articles 36-39 of the Market Regulation to Consob and will provide information on the state of compliance in the financial documents issued under Regulation 11971/1999.

        On January 24, 2012 the Board of Directors of Luxottica approved the reorganization of the retail business in Australia. As a result of this reorganization the Group will close about 10 percent of its Australian and New Zealand stores, redirecting resources into its market leading OPSM brand. As a result of the reorganization the Group estimates it will incur approximately expenses of AUD 40 million, of which approximately AUD 12 million were recorded in the 2011 consolidated income statement.

        On February 28, 2012 the Board of Directors approved the issuance of senior unsecured long term notes to institutional investors prior to the end of 2012. The principal amount of the notes will be up to Euro 500 million. Final terms of the notes will be determined at pricing based on market conditions at the time of issuance.

13.  ADAPTATION TO THE ARTICLES 36-39 OF THE REGULATED MARKETS

        Articles 36-39 of the regulated markets applies to 44 entities based on the financial statements as of December 31, 2011:

        In particular the Group:

  •
  applies to all the Extra European Union subsidiaries, internal procedures under which it is requested that all Group companies release a quarterly representation letter that contains a self-certification of the completeness of the accounting information and controls in place, necessary for the preparation of the consolidated financial statements of the parent.

  •
  ensures that subsidiaries outside of Europe also declare in these representation letters their commitment to provide auditors of the Company with the information necessary to conduct their monitoring of the parent's annual and interim period financial statements.

  •
  as set out in Part III, Title II, Chapter II, Section V of Regulation No. 11971/1999 and subsequent amendments, makes available the balance sheet and income statement of the aforementioned subsidiaries established in states outside the European Union, used to prepare the consolidated financial statements

        During 2011, Luxottica acquired control of the capital stock of the Spanish company Multiopticas Internacional S.L. That company controls the following entities based in countries outside of the European Union which are subject to the articles 36-39 of the regulated markets:

  •
  OPTICAS GMO CHILE SAS, based in Chile;

  •
  OPTICAS GMO COLOMBIA SAS, based in Colombia;

  •
  OPTICAS GMO PERU' SAC, based in Peru;

  •
  OPTICAS GMO ECUADOR SA, based in Ecuador.

14.  OTHER INFORMATION

        As required by Section 2428 of the Italian Civil Code, it is reported that:

  1.
  The Group carries out research and development activities in relation to production processes in order to improve their quality and increase their efficiency. The costs incurred for research and development are immaterial.

  2.
  No atypical and/or unusual transactions, as defined by Consob Communication 6064293 dated July 28, 2006, were undertaken during 2011.

  3.
  The information required by Section 123-bis par.1 of Italian Legislative Decree 58 dated February 29, 1998, is disclosed in the corporate governance report forming an integral part of the annual financial report.

  4.
  The Company is not subject to direction and coordination by others, as discussed in more detail in the corporate governance report.

  5.
  The Company has made a world-wide and national group tax election (sections 117-129 of the Italian Tax Code) starting from fiscal year 2004 and subsequently extended for another three years in 2007 and in 2010. Under this election, Luxottica Group S.p.A., as the head of the tax group for the Group's principal Italian companies, calculates a single taxable base by offsetting taxable income against tax losses reported by participating companies in the same year.

RECONCILIATION BETWEEN PARENT COMPANY NET INCOME AND STOCKHOLDERS' EQUITY AND CONSOLIDATED NET INCOME AND STOCKHOLDERS' EQUITY.

In thousands of Euro	Net income Dec-31-2011	Stockholders' equity Dec-31-2011

PARENT COMPANY FINANCIAL STATEMENTS	180,887	1,842,878
Elimination of intragroup dividends	(254,523)
Trademarks and other intangible assets (net of tax effect)	(47,265)	(795,471)
Elimination of internal profits on inventories (net of tax effect)	(10,386)	(120,903)
Difference between value of investments in consolidated companies and related share of stockholders' equity		2,697,781
Net income of consolidated companies	570,549
Other consolidation adjustments	19,038	836
Minority interests	(5,957)	(12,192)
CONSOLIDATED FINANCIAL STATEMENTS	452,343	3,612,928

NON-IAS/IFRS MEASURES

        We use in this Management Report on the consolidated financial statements as of December 31, 2010 certain performance measures that are not in accordance with IAS/IFRS. Such non-IAS/IFRS measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding our operational performance.

        Such measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors. Such non-IAS/IFRS measures are explained in detail and reconciled to their most comparable IAS/IFRS measures below.

        In order to provide a supplemental comparison of current period results of operations to prior periods, certain measures such as EBITDA, EBITDA margin, income from operations, operating margin, income before provision for income taxes, net income attributable to the Luxottica Group stockholders and earnings per share, both basic and diluted, have been adjusted by excluding, if applicable, the following items related to non-recurring transactions:

(a)
an extraordinary gain of approximately Euro 19.0 million related to the acquisition of the 40 percent stake in Multiopticas Internacional;

(b)
non-recurring costs related to Luxottica's 50th anniversary celebrations of approximately Euro 12.0 million;

(c)
non-recurring restructuring and start-up costs in the Retail Division of approximately Euro 11.2 million;

(d)
non-recurring impairment loss related to the reorganization of OPSM of Euro 9.6 million;

(e)
the release in 2010 of a provision for taxes of Euro 19.9 million related to the sale of Things Remembered retail business in 2006; and

(f)
a non-recurring impairment charge recorded in the fourth quarter of 2010 of approximately Euro 20 million related to certain of the Company assets in the Asia Pacific region.

Reconciliation between reported and adjusted P&L items

				FY11
	Net Sales	EBITDA	EBITDA Margins	Operating Income	Operating Income Margins	Income before provision for income taxes	Net income attributable to Luxottica Stockholders	BASE EPS	DILUTIVE EPS

Reported	6,222.5	1,131.0	18.2%	807.1	13.0%	695.3	452.3	0.98	0.98
> Adjustment for Multiopticas International extraordinary gain		(19.0)	(0.3)%	(19.0)	(0.3)%	(19.0)	(19.0)
> Adjustment for 50th anniversary celebrations		12.0	0.2%	12.0	0.2%	12.0	8.5
> Adjustment for restructuring costs in Retail Division		11.2	0.2%	11.2	0.2%	11.2	7.1
> Adjustment for OPSM re-organization		0.7	0.0%	9.6	0.2%	9.6	6.7
Adjusted	6,222.5	1,135.9	18.3%	820.9	13.2%	709.0	455.6	0.99	0.98

Retail Division

	FY 2011
	Net sales	EBITDA	Operating Income	Net Income	EPS

Reported	3,766.1	585.2	436.9	n.a.	n.a.
> Adjustment for restructuring costs in Retail Division		11.2	11.2
> Adjustment for OPSM re-organization		0.7	0.7
Adjusted	3,766.1	597.0	448.7	n.a.	n.a.

				FY10
	Net sales	EBITDA	EBITDA margin	Income from operations	Operating margin	Income before provision for income taxes	Net Income attributable to the Luxottica Group Stockholders	Basic EPS	Diluted EPS

Reported	5,798.0	1,013.8	17.5%	712.2	12.3%	605.6	402.2	0.88	0.87
> Adjustment for goodwill impairment loss		20.4	0.4%	20.4	0.4%	20.4	20.4
> Adjustment for discontinued operations							(19.9)
Adjusted	5,798.0	1,034.2	17.8%	732.6	12.6%	626.0	402.7	0.88	0.87

Retail Division

	FY 2010
	Net sales	EBITDA	Operating Income	Net Income	EPS

Reported	3,561.6	563.6	424.4	n.a.	n.a.
> Adjustment for restructuring costs in Retail Division
> Adjustment for OPSM re-organization
Adjusted	3,561.6	563.6	424.4	n.a.	n.a.

				4Q11
	Net Sales	EBITDA	EBITDA Margin	Income from Operations	Operating Margins	Income before provision for income taxes	Net Income attributable to Luxottica Group	Basic EPS	Diluted EPS

Reported	1,509.0	222.8	14.8%	128.4	8.5%	101.9	64.4	0.14	0.14
> Adjustment for Multiopticas International extraordinary gain		1.9	0.1%	1.9	0.1%	1.9	1.9
> Adjustment for restructuring costs in the Retail Division		(0.9)	(0.1)%	(0.9)	(0.1)%	(0.9)	(0.3)
> Adjustment for OPSM re-organization		0.7	0.0%	9.6	0.6%	9.6	6.7
Adjusted	1,509.0	224.7	14.9%	139.3	9.2%	112.8	72.7	0.16	0.15

Retail Division

	4Q2011
	Net sales	EBITDA	Operating Income	Net Income	EPS

Reported	952.8	136.0	94.8	n.a.	n.a.
> Adjustment for restructuring costs in Retail Division		(0.9)	(0.9)
> Adjustment for OPSM re-organization		0.7	0.7
Adjusted	952.8	135.9	94.7	n.a.	n.a.

				4Q10
	Net sales	EBITDA	EBITDA margin	Income from operations	Operating margin	Income before provision for income taxes	Net Income attributable to the Luxottica Group Stockholders	Basic EPS	Diluted EPS

Reported	1,348.5	172.3	12.8%	96.1	7.1%	68.1	55.1	0.12	0.12
> Adjustment for goodwill impairment loss		20.4	1.5%	20.4	1.5%	20.4	20.4
> Adjustment for discontinued operations							(19.9)
Adjusted	1,348.5	192.7	14.3%	116.6	8.7%	88.5	55.6	0.12	0.12

Retail Division

	4Q2010
	Net sales	EBITDA	Operating Income	Net Income	EPS

Reported	833.0	105.4	70.5	n.a.	n.a.
> Adjustment for restructuring costs in Retail Division
> Adjustment for OPSM re-organization
Adjusted	833.0	105.4	70.5	n.a.	n.a.

EBITDA and EBITDA margin

        EBITDA represents net income attributable to Luxottica Group stockholders, before non-controlling interest, provision for income taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales. We believe that EBITDA is useful to both management and investors in evaluating our operating performance compared with that of other companies in our industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company's business.

        EBITDA and EBITDA margin are not measures of performance under IAS/IFRS. We include them in this Management Report in order to:

  •
  improve transparency for investors;

  •
  assist investors in their assessment of the Company's operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

  •
  assist investors in their assessment of the Company's level of debt;

  •
  ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

  •
  properly define the metrics used and confirm their calculation; and

  •
  share these measures with all investors at the same time.

        EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company.

        The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors.

        Investors should be aware that our method of calculating EBITDA may differ from methods used by other companies. We recognize that the usefulness of EBITDA has certain limitations, including:

  •
  EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

  •
  EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

  •
  EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

  •
  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

  •
  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

        We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance and leverage.

        The following table provides a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of EBITDA margin on net sales:

Non-IAS/IFRS Measure: EBITDA and EBITDA margin

In millions of Euro	4Q 2010	4Q 2011	FY 2010	FY 2011

Net income/(loss)	55.1	64.4	402.2	452.3
(+)
Discontinued operations	(19.9)	—	(19.9)	—
(-)
Net income attributable to non-controlling interest	0.9	0.7	5.1	6.0
(+)
Provision for income taxes	32.0	36.8	218.2	237.0
(+)
Other (income)/expense	28.1	26.5	106.6	111.9
(+)
Depreciation & amortization	76.2	94.4	301.6	323.9
(+)
EBITDA	172.3	222.8	1,013.8	1,131.0
(=)
Net sales	1,346.5	1,509.0	5,798.0	6,222.5
(/)
EBITDA margin	12.8%	14.8%	17.5%	18.2%
(=)

Non-IAS/IFRS Measure: Adjusted EBITDA and Adjusted EBITDA margin

	4Q 2010	4Q 2011	FY 2010	FY 2011
	Millions of Euro

Net income/(loss)	55.6	72.7	402.7	455.6
(+)
Net income attributable to non-controlling interest	0.9	0.7	5.1	6.0
(+)
Provision for income taxes	32.0	39.3	218.2	247.4
(+)
Other (income)/expense	28.1	26.5	106.6	111.9
(+)
Depreciation & amortization	76.2	85.5	301.6	315.0
(+)

EBITDA	192.8	224.7	1,034.2	1,135.9
(=)
Net sales	1,346.5	1,509.0	5,798.0	6,222.5
(/)
EBITDA margin	14.3%	14.9%	17.8%	18.3%
(=)

Net income as of Dec. 31, 2010 excluding impairment and discontinued operations. EBITDA as of Dec. 31, 2010 excluding impairment.

Free Cash Flow

        Free cash flow represents net income before non-controlling interests, taxes, other income/expense, depreciation and amortization (i.e. EBITDA) plus or minus the decrease/(increase) in working capital over the prior period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. We believe that free cash flow is useful to both management and investors in evaluating our operating performance compared with other companies in our industry. In particular, our calculation of free cash flow provides a clearer picture of our ability to generate net cash from operations, which is used for mandatory debt service requirements, to fund discretionary investments, pay dividends or pursue other strategic opportunities.

        Free cash flow is not a measure of performance under IAS/IFRS. We include it in this Management Report in order to:

  •
  Improve transparency for investors;

  •
  Assist investors in their assessment of our operating performance and our ability to generate cash from operations in excess of our cash expenses;

  •
  Ensure that this measure is fully understood in light of how we evaluate our operating results;

  •
  Properly define the metrics used and confirm their calculation; and

  •
  Share this measure with all investors at the same time.

        Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, this non-IAS/IFRS measure should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company.

        The Company cautions that this measure is not a defined term under IAS/IFRS and its definition should be carefully reviewed and understood by investors.

        Investors should be aware that our method of calculation of free cash flow may differ from methods used by other companies. We recognize that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

  •
  The manner in which we calculate free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

  •
  Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and for distributing dividends to stockholders ; and

  •
  Free cash flow can be subject to adjustment at our discretion if we take steps or adopt policies that increase or diminish our current liabilities and/or changes to working capital.

        We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance.

        The following table provides a reconciliation of free cash flow to EBITDA and the table above provides a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure:

Non-IAS/IFRS Measure: Free cash flow

FY 2011
Millions of Euro

EBITDA(1)	1,136
Δ working capital	13
Capex	(307)

Operating cash flow	842
Financial charges(2)	(109)
Taxes	(229)
Extraordinary charges(3)	(8)

Free cash flow	496

1.
EBITDA is not an IAS/IFRS measure; please see table on the earlier page for a reconciliation of EBITDA to net income

2.
Equals interest income minus interest expense

3.
Equals extraordinary income minus extraordinary expense

Net debt to EBITDA ratio

        Net debt means the sum of bank overdrafts, current portion of long-term debt and long-term debt, less cash. EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. The ratio of net debt to EBITDA is a measure used by management to assess the Company's level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities. The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company's lenders.

        EBITDA and ratio of net debt to EBITDA are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).

        We include them in this Management Report in order to:

  •
  improve transparency for investors;

  •
  assist investors in their assessment of the Company's operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

  •
  assist investors in their assessment of the Company's cost of debt;

  •
  ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

  •
  properly define the metrics used and confirm their calculation; and

  •
  share these measures with all investors at the same time.

        EBITDA and ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company.

        The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors.

        Investors should be aware that Luxottica Group's method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies.

        The Company recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations, including:

  •
  The ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

        Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations. We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance and leverage.

        See the table below for a reconciliation of net debt to long-term debt, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA.

Non-IAS/IFRS Measure: Net debt and Net debt / EBITDA

	Dec. 31, 2011		Dec. 31, 2010
	Millions of Euro

Long-term debt	2,244.6		2,435.1
(+)
Current portion of long-term debt	498.3		197.6
(+)
Bank overdrafts	193.8		158.6
(+)
Cash (-)	(905.1)		(679.9)

Net debt (=)	2,031.6		2,111.4
EBITDA	1,131.0		1,013.8
Net debt/EBITDA	1.8	x	2.1	x

Net debt @ avg. exchange rates(1)	1,944.4		2,116.2
Net debt @ avg. exchange rates(1) / EBITDA	1.7	x	2.1	x

1.
Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

Non-IAS/IFRS Measure: Net debt and Net debt / Adjusted EBITDA

	Dec. 31, 2011		Dec. 31, 2010
	Millions of Euro

Long-term debt	2,244.6		2,435.1
(+)
Current portion of long-term debt	498.3		197.6
(+)
Bank overdrafts	193.8		158.6
(+)
Cash (-)	(905.1)		(679.9)

Net debt (=)	2,031.6		2,111.4
LTM EBITDA ADJ	1,135.9		1,034.2
Net debt/LTM EBITDA	1.8	x	2.0	x

Net debt @ avg. exchange rates(1)	1,944.4		2,116.2
Net debt @ avg. exchange rates(1) / LTM EBITDA	1.7	x	2.0	x

1.
Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

FORWARD-LOOKING INFORMATION

        Throughout this report, management has made certain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 which are considered prospective. These statements are made based on management's current expectations and beliefs and are identified by the use of forward-looking words and phrases such as "plans," "estimates," "believes" or "belief," "expects" or other similar words or phrases.

        Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties are grouped in categories relating to our industry and general economic conditions, our business and operations and financial risks and include, but are not limited to, our ability to manage the effect of the uncertain current global economic conditions on our business, our ability to successfully acquire new businesses and integrate their operations, our ability to predict future economic conditions and changes in consumer preferences, our ability to successfully introduce and market new products, our ability to maintain an efficient distribution network, our ability to achieve and manage growth, our ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, our ability to protect our proprietary rights, our ability to maintain our relationships with host stores, any failure of our information technology, inventory and other asset risk, credit risk on our accounts, insurance risks, changes in tax laws, as well as other political, economic, legal and technological factors and other risks and uncertainties described in our filings with the SEC. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

**********

Milan, February 28, 2012

On behalf of the Board of Directors

Andrea Guerra

Chief Executive Officer

Management report on the consolidated financial statements as of December 31, 2011

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MANAGEMENT REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011